SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

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FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2006

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AMERICAN ISRAELI PAPER MILLS LTD.
 (Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 26, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)
By: /s/ Lea Katz
Name: Lea Katz Title: Corporate Secretary

Dated: April 26, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated April 26, 2006

EXHIBIT 1

                         NEWS

Client: AMERICAN ISRAELI PAPER MILLS LTD.
Agency Contact: PHILIP Y. SARDOFF
For Release: IMMEDIATE

American Israeli Paper Mills Ltd. - (AA-) Credit Rating

Hadera, Israel, April 26, 2006 — American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] announced that Maalot (the Israeli Securities Rating Company Ltd., affiliation of Standard and Poor’s, the entity responsible for credit rating in the Israeli market) informed the Company yesterday that it had decided to reaffirm the existing rating of (AA-) to the series of notes issued by the Company in the past.